[NEWBRIDGE HEADED PAPER]

September 5, 2007

Michael C. Volley
Senior Accountant
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC  20549

Re:	FNB Financial Services Corporation
Form 10-K for Fiscal Year Ended December 31, 2006, filed March 16, 2007
Form 15, filed August 1, 2007
File No. 000-13086

Dear Mr. Volley:

I refer to your letter, dated August 24, 2007, addressed to FNB Financial Services Corporation (“FNB”).  NewBridge Bancorp (the “Company”) is the successor to FNB, pursuant to the merger of FNB with and into LSB Bancshares, Inc. (“LSB”), effective July 31, 2007 (the “Merger”).
On behalf of the Company, I request that the staff of the division of Corporation Finance (the “Staff”) advise the Company that it (i) will not recommend that the Securities and Exchange Commission (the “Commission”) take any enforcement action against the Company in the event that the Company does not file a Form 10-K/A (discussed below); and (ii) concurs in the Company’s view that the updating of FNB’s registration statements on Forms S-8 and S-3 during the fiscal year ended December 31, 2007 do not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), suspending

Michael C. Volley
September 5, 2007

FNB’s duty to file with the Commission the periodic reports required by Sections 15(d) and 13(a) of the Exchange Act and the rules and regulations promulgated thereunder.
As requested by you, on behalf of the Company, I acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Background
On March 16, 2007, FNB filed its Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ended December 31, 2006 (File No. 000-13086).  Management’s Report on Internal Control over Financial Reporting (“Management’s Report”) inadvertently omitted a statement as to whether or not FNB’s internal control over financial reporting is effective, as required by Item 308(a)(3) of Regulation S-K.
Notwithstanding the omission of such a statement from the Management’s Report, the Form 10-K otherwise discloses that management assessed the effectiveness of FNB’s Internal

Michael C. Volley
September 5, 2007

Control over Financial Reporting as of December 31, 2006, determined that FNB’s internal controls over financial reporting as of December 31, 2006 were effective, and that such assessment had been audited by FNB’s independent registered public accounting firm (Form 10-K, pages 48 and 74).
Specifically, the report of the independent public accounting firm (Form 10-K, page 48) states:
“We have audited management’s assessment . . . that FNB Financial Services Corporation and subsidiary (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006 . . .”  and
“In our opinion, management’s assessment that FNB Financial Services Corporation and subsidiary maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated in all material respects . . . Also in our opinion, FNB Financial Services Corporation and subsidiary maintained, in all material respects, effective internal control over financial control as of December 31, 2006 . . .”
Accordingly, despite the omission of the assessment from Management’s Report, the Form 10-K otherwise discloses management’s assessment, and it is submitted that the investing public was not prejudiced or adversely impacted.
On February 26, 2007, LSB and FNB entered into an Agreement and Plan of Merger (the “Merger Agreement”).  The Merger Agreement provides, among other things, for (i) the Merger

Michael C. Volley
September 5, 2007

of FNB with and into LSB, with LSB as the surviving entity; (ii) the change of name of the surviving entity to NewBridge Bancorp; and (iii) the merger of FNB’s bank subsidiary, FNB Southeast, with and into LSB’s bank subsidiary, Lexington State Bank.  The merger of the bank subsidiaries is currently anticipated to be effective on November 11, 2007.
The Merger became effective at 11:59 p.m. EST on July 31, 2007 (the “Effective Time”).  At the Effective Time, all shares of FNB common stock were automatically cancelled and ceased to exist, thereafter representing only the right to receive 1.07 shares of LSB common stock (the “Exchange Ratio”).  In addition, at the Effective Time, all rights with respect to FNB common stock, pursuant to stock options granted by FNB under its existing stock plans, were converted into and became rights with respect to LSB common stock on the basis that reflects the Exchange Ratio.
On July 31, 2007, under Rule 12(d)(2)-2(a)(3) of the Exchange Act, the Nasdaq Stock Market LLC filed with the Commission an application on Form 25 (File No. 000-13086) to terminate the exchange listing for FNB’s common stock and registration of the common stock under Section 12(b) of the Exchange Act.  Prior to the effectiveness of this Form 25, FNB’s common stock was registered under Section 12(b) and was listed on the Nasdaq Global Market.  As a result, FNB’s obligations under Section 12(b) of the Exchange Act were suspended as provided for pursuant to Rule 12(d)(2)-(d)(5) of the Exchange Act.

On August 1, 2007, the Company (on behalf of, and as successor to, FNB) filed a Form 15 pursuant to Rules 12g-4(a)(1)(i) and 12h-3(b)(1)(i) of the Exchange Act.  As a result of the

Michael C. Volley
September 5, 2007

Merger, FNB’s common stock met the requirements of Rule 12g-4(a)(1)(i) of the Exchange Act, namely that the class of securities registered under Section 12(g) of the Exchange Act was held of record by less than 300 persons.  Pursuant to Rule 12g-4(b) of the Exchange Act, FNB’s duty to file any reports required under Section 13(a) of the Exchange Act was suspended immediately upon filing a certification on Form 15.
Notwithstanding the suspension of FNB’s reporting obligations under Section 13(a) of the Exchange Act upon the termination of registration of FNB’s common stock under Section 12(b), upon such termination of registration, FNB’s reporting obligations pursuant to Section 15(d) of the Exchange Act were reactivated.  FNB’s common stock satisfied the criteria set out in Rule 12h-3(b)(1)(i) of the Exchange Act, permitting suspension of its reporting obligations pursuant to Section 15(d) of the Exchange Act, namely that the class of securities was held of record by less than 300 persons. However, Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement related to that class becomes effective under the Securities Act of 1933, as amended (the “Securities Act”), or is required to be updated for purposes of Section 10(a)(3) of the Securities Act.  FNB filed a number of registration statements on Forms S-8 and S-3 in years prior to 20071.  While none of these registration statements were declared effective during the fiscal year ending December 31, 2007, each of the then outstanding registration statements was automatically updated for

1 Form S-8 Registration Statement filed with the Commission on September 22, 2006; Form S-8 Registration Statement filed with the Commission on July 31, 2000; Form S-8 Registration Statement filed with the Commission on November 16, 1998; Form S-8 Registration Statement filed with the Commission on June 20, 1997; Form S-8 Registration Statement filed with the Commission on April 8, 1997; and Form S-3 Registration Statement filed with the Commission on April 11, 1996.

Michael C. Volley
September 5, 2007

purposes for Section 10(a)(3) of the Securities Act upon FNB’s filing on March 16, 2007 of the Form 10-K.  Accordingly, a literal reading of Rule 12h-3(c) of the Exchange Act would prevent the suspension of FNB’s remaining reporting obligation for 2007.
The Company intends to file, on behalf of FNB, post-effective amendments to deregister any unsold securities under the outstanding FNB registration statements.  All outstanding options to acquire shares of FNB common stock, the underlying shares of which are registered under the S-8 Registration Statements were converted at the Effective Time into the right to receive shares of LSB common stock.  No shares of FNB common stock or options to purchase FNB common stock remain outstanding, including those issued pursuant to the S-3 and S-8 Registration Statements.  Indeed, under applicable North Carolina corporate law, neither FNB nor any of its previously authorized capital stock continues to exist.
There is obviously no longer any market for FNB common stock.  None exists.  Other than its common stock, FNB did not have any classes of securities registered under the Securities Act.  FNB filed with the Commission and mailed to its shareholders a definitive proxy statement with respect to the transactions contemplated under the Merger Agreement.
Discussion
I respectfully submit to the Staff that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require FNB (or the Company as FNB’s statutory successor by virtue of Merger) to file any periodic reports otherwise required

Michael C. Volley
September 5, 2007

because FNB’s S-8 and S-3 Registration Statements were automatically updated during the fiscal year ending December 31, 2007.
The Commission has stated that “[t]he purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply.”  Exchange Act Release No. 34-20263 (October 5, 1983) (the “Release”).  In the Release, the Commission stated that “this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer’s activities at least through the end of the year in which it makes a registered offering.”  Further, the Staff has previously stated its view that Rule 12h-3(c) of the Exchange Act is “not intended to apply to a registration statement which became effective in a prior fiscal year, but which is required to be updated pursuant to Section 10(a)(3) of the 1933 Exchange Act.”  See Letter to C. Michael Harrington (available January 4, 1985).
The Staff has also recognized that a literal reading of Rule 12h-3(c) of the Exchange Act is not always justified by public policy considerations, and accordingly has regularly taken a no-action position in advance of a Form 15 filing.  See Letters to Summit Bank, Telemar Participacoes S.A., DSL.net, Inc. and American Physicians Insurance Company (all from 2007). In similar situations where the issuer either became a wholly-owned subsidiary of another company through a merger and its securities were no longer publicly traded, or its securities were

Michael C. Volley
September 5, 2007

cancelled and no longer existed, the Staff has regularly permitted an issuer to suspend its reporting obligation under Section 15(d) of the Exchange Act, notwithstanding that the issuer had one or more registration statements declared effective or updated under Section 10(a)(3) of the Securities Act during the fiscal year.  I respectfully submit that the public policy considerations previously employed by the Commission are equally applicable, namely: (i) as a result of the Merger, the FNB common stock has been cancelled in exchange for the common stock of LSB; (ii) there is no longer any market for FNB common stock; (iii) LSB (renamed NewBridge Bancorp), the surviving entity in the Merger, is current with its filings under the Exchange Act; and (iv) no investing public remains for which it is necessary to assure current information with respect to FNB or its common stock, neither of which have existed since the Effective Time.  Accordingly, the concern for public release of current information concerning the common stock of FNB does not apply.
The Commission also stated in the Release, that Rule 12h-3 of the Exchange Act permits an issuer in FNB’s situation to suspend the duty to file reports because “Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed.” Considering that neither FNB nor its common stock are in existence, I respectfully submit that the burdens of reporting clearly exceed any benefits.

I submit that the above discussion, the cancellation of the FNB common stock, there no longer being any market for FNB common stock nor any investing public remaining for which it

Michael C. Volley
September 5, 2007

is necessary to assure current information with respect to FNB (which no longer exists), and the referenced policy considerations are equally pertinent to the Staff’s consideration of the previously discussed omission from the Management’s Report in FNB’s Form 10-K. In addition, as discussed above, it is relevant that the Form 10-K elsewhere clearly discloses management’s assessment that FNB’s internal control over financial reporting is effective as at December 31, 2006, so avoiding any prejudice to the investing public having an interest in FNB’s common stock prior to the Effective Time.
Conclusion
The Staff has recognized that the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed. I submit that there is no public interest to be served in amending FNB’s Form 10-K for the year ended December 31, 2006 or filing other periodic reports.  Accordingly, in the absence of any prejudice to the investing public and the time and cost of filing an amendment to FNB’s 10-K and filing other periodic reports for FNB, I respectfully request that the Staff advise that it will not recommend enforcement action to the Commission if, under the circumstances described in this letter, the Company does not file an amendment to FNB’s 10-K nor does it file any other periodic reports required by the Exchange Act and the rules and regulations promulgated thereunder.
If the Staff disagrees with any of the views expressed herein, I would appreciate an opportunity to discuss the matter with the Staff before any written response to this letter.  Please direct any questions or comments you have to the Company’s counsel, Robert A. Singer, Esq.

Michael C. Volley
September 5, 2007

(rsinger@brookspierce.com) or Iain MacSween, Esq. (imacsween@brookspierce.com) at (336) 373-8850.
In accordance with footnote 68 of Release No. 33-7427 (July 1, 1997), I am also transmitting one copy of this letter by email.

Sincerely,

/s/ Pressley A. Ridgill

Pressley A. Ridgill,
President, NewBridge Bancorp
Formerly, President and Chief Executive Officer,
FNB Financial Services Corporation

/fhs
cc:
Robert F. Lowe, Chief Executive Officer, NewBridge Bancorp
Robert A. Singer, Esq. and Iain MacSween, Esq., Brooks, Pierce, McLendon, Humphrey & Leonard, LLP